June 9, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Novume Solutions, Inc. Registration Statement on Form S-4 Filed February 10, 2017 File No. 333-216014

Dear Mr. Spirgel:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Novume Solutions, Inc. (“Novume” or the “Company”), by your letter dated March 8, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Novume will file Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Questions and Answers About the Mergers

Q. Are Brekford stockholders entitled to appraisal rights?, page 4

Comment 1. Revise to indicate that Keystone stockholders also are entitled to appraisal rights.

Response: The disclosure has been revised as requested to indicate that KeyStone stockholders are also entitled to appraisal rights. Please see page 3 of the Amended Registration Statement.

Summary

Termination of the Merger Agreement; Termination Fee, page 12

Comment 2. Disclose, if true, that Keystone may terminate the merger agreement and pay no termination fee.

Response: The disclosure has been revised as requested. Please see page 11 of the Amended Registration Statement.

Interests of Certain Persons in the Mergers, page 14

Comment 3. Please expand your disclosure regarding the “Avon Road Option Agreement,” including but not limited to the significance of that agreement, and the possibility of any detrimental impact on stockholders in the future with respect to the agreement.

Response: The discussion of the Avon Road Option Agreement has been revised and expanded as requested. Please see page 13 of the Amended Registration Statement.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 23

Comment 4. Since KeyStone is the predecessor of Novume, please revise to include in a comparative columnar form, historical and pro forma per share data of KeyStone and historical and equivalent pro forma per share data of Brekford for the following items:

•	book value per share, and;

•	income (loss) per share from continuing operations

This financial information should be presented for the most recent fiscal year and interim period. Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction and pro forma book value per share of the combined entity by the Brekford exchange ratio so that the per share amounts are equated to the respective values for one share of Brekford.

Response: The requested disclosure has been revised. Please see page 16 of the Amended Registration Statement.

Risk Factors

Risks Related to Brekford, page 27

Comment 5. You should consider including a risk factor highlighting the possible effects of your sale of your Vehicle Services business on your operations and financial condition.

Response: The requested risk factor has been added. Please see page 23 of the Amended Registration Statement.

Comment 6. You should consider including a risk factor highlighting the loss of your net operating loss carryforwards as a result of the Brekford merger (see pages 51-52).

Response: The requested risk factor has been added. Please see page 24 of the Amended Registration Statement.

Risks Related to Keystone

The spending cuts imposed by the Budget Control Act of 2011 (“ BCA”) could impact KeyStone ’s operating results and profit, page 37

Comment 7. Evaluate this risk factor in light of the new Administration’s focus on increasing defense spending in 2017.

Response: The Company has revised this risk factor to reflect the new Administration’s focus on defense spending. Please see page 30 of the Amended Registration Statement.

Background of the Transaction, page 44

Comment 8. Please disclose which party initiated the discussion about the possibility of a business combination. Also discuss in greater detail what was discussed in meetings relating to the proposed transactions, particularly with respect to any material developments that occurred in the course of the negotiations of the terms of the merger, including the merger consideration.

Response: The requested disclosure has been added. Please see pages 37 and 38 of the Amended Registration Statement.

Comment 9. Disclose how the parties determined the exchange ratios, including each respective board’s reasoning as to why the 20/80 percent post-merger ownership amount was appropriate.

Response: The requested disclosure has been added. Please see pages 37 and 38 of the Amended Registration Statement.

Comment 10. Disclose how both boards determined the transaction is fair to their respective shareholders. Consider including a list of factors considered in arriving at any determination of fairness.

Response: The requested disclosure has been added. Please see page 37 and 38 of the Amended Registration Statement.

Business, page 13

Material U.S. Federal Income Tax Considerations of the Mergers, page 48

Comment 11. We note your disclosure on page 49 that “[n]one of Brekford, KeyStone or Novume intends to secure a ruling from the Internal Revenue Service or obtain a formal opinion of counsel with respect to the tax consequences of the Mergers.” However, it appears that the receipt of a tax opinion of counsel to the Company is a condition to the merger agreement and that a tax opinion will be received and filed as an exhibit to the registration statement. Please correct your disclosure to indicate that you intend to obtain and file the tax opinion of counsel.

Response: The disclosure has been revised to indicate that a tax opinion of counsel to the Company will be received and will be filed as an Exhibit 8.1 to the Amended Registration Statement. Please see page 42 of the Amended Registration Statement.

Keystone Executive Compensation

Bonus Eligibility, page 73

Comment 12. It does not appear that any bonuses were paid to any named executive officers in 2016. Please clarify whether they were eligible, the criteria considered, and why no bonuses were awarded.

Response: The requested disclosure concerning 2016 bonuses has been added. Please see page 64 of the Amended Registration Statement.

Keystone’s Management ’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 89

Comment 13. We note your disclosure that the Reg A Offering remains open and that there may be additional closings in the future. If the possibility of additional closings remains, tell us how any future securities issuances would affect the merger consideration.

Response: The discussion of the Reg A Offering has been revised to reflect the closure of the offering as of March 22, 2017. Please see the cover page, page 77, and page 80 of the Amended Registration Statement.

Information About Brekford Corp.

Products and Services, page 92

Comment 14. Clarify the nature of your revenue streams from sales of your Automated Traffic Safety Enforcement Systems. For example, discuss whether your agreements with customers are fixed priced, based upon a percentage of fines collected by your customers, or a combination of both. We note that your revenues for the nine months ended September 30, 2016 were negatively affected by your “collections” on your Saltillo, Mexico contract and a changeover for certain Maryland contracts “due to the changeover to a fixed fee invoicing model.”

Response: The disclosure has been revised and clarified as requested. Please see pages 98 - 99 of the Amended Registration Statement.

Business Strategy, page 95

Comment 15. Discuss management’s reasons for the sale of 80% ownership in its Vehicle Services business.

Response: The requested discussion has been added. Please see page 86 - 88 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet as of September 30, 2016, page 116

Comment 16. For all pro forma adjustments, please expand and explain in detail that enables the reader to determine how an adjustment was calculated. For example, with respect to note (1), explain how you arrive at the adjustments of cash, term notes payable, excess of purchase price over net assets and additional paid-in capital.

Response: The requested disclosure has been revised and expanded.

The Merger Agreement

Representations and Warranties, page 125

Comment 17. We note your reference on page 126 to a fairness opinion, although there is no other reference to a fairness opinion in the registration statement. Please affirmatively disclose whether any of the parties to the merger transactions sought or obtained a fairness opinion in connection with the merger transactions.

Response: The disclosure has been revised to delete the reference to a fairness opinion.

Conditions to the Mergers, page 129

Comment 18. We note the ability of either party to waive conditions to the merger. Please specifically identify here which conditions are waivable.

Response: The requested disclosure has been revised as requested. Please see page 121 of the Amended Registration Statement.

Comment 19. Please identify and quantify the indebtedness that will be repaid with proceeds from the sale of Brekford’s Vehicle Services business.

Response: The requested disclosure has been revised as requested. Please see page 87 of the Amended Registration Statement.

EX 23.2 Consent of Independent Registered Public Accounting Firm

Comment 20. We note that Stegman & Company is no longer registered with the Public Company Accounting Oversight Board and appears to have merged with another firm. Tell us if Stegman & Company continues as a separate legal entity after the merger with the other accounting firm. If not, it is not appropriate for Stegman & Company to include its consent in the registration statement.

Response: Certain of Stegman & Company’s directors and employees joined Dixon Hughes Goodman LLP effective June 1, 2016. Stegman & Company continues as a separate legal entity; however, it is no longer engaged in providing services to issuers other than to issue consents to the use of audit reports it issued while registered with the PCAOB.

*        *        *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

cc:  Robert Berman

Enclosures